TNL mediagene VOTE

Online

Go to **www.envisionreports.com/TNMG** or scan the QR code — login details are located in the shaded bar below.

2025 Annual Shareholder Meeting Notice

Important Notice Regarding the Availability of Proxy Materials for the 2025 Annual General Meeting of Shareholders of TNL Mediagene to be Held on November 25, 2025

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the annual shareholders' meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement and annual report to shareholders are available at:

www.envisionreports.com/TNMG

Easy Online Access — View your proxy materials and vote.

Step 1: Go to **www.envisionreports.com/TNMG**.
Step 2: Click on **Cast Your Vote or Request Materials.**
Step 3: Follow the instructions on the screen to log in.
Step 4: Make your selections as instructed on each screen for your delivery preferences.
Step 5: Vote your shares.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials – If you want to receive a copy of the proxy materials, you must request one. There is no charge to you for requesting a copy. Please make your request as instructed on the reverse side on or before November 11, 2025 to facilitate timely delivery.

2025 Annual Shareholder Meeting Notice

TNL Mediagene's 2025 Annual General Meeting of Shareholders will be held on November 25, 2025 at 9:30 a.m. Eastern Standard Time, virtually via the internet at meetnow.global/MLQJ4GF.

Proposals to be voted on at the meeting are listed below along with the Board of Directors' recommendations.

The Board of Directors recommend a vote FOR Proposals 1 – 7, including all the nominees listed:

- **Proposal 1** Increase In authorized share capital from US $50,000 (500,000,000 shares) to US $500,000 (5,000,000,000 shares)
- **Proposal 2** Adoption of Amended and Restated Memorandum and Articles of Association (Annex A to the Proxy Statement)
- **Proposal 3** Election of Marcus Brauchli (Class I Director) and Priscilla Han (Class II Director) as directors (conditional on Proposal 2)
- **Proposal 4** Approval of authority to implement share consolidation (Reverse Share Split) 1-for-2 to 1-for-100
- **Proposal 5** Adoption of Further Amended and Restated Memorandum and Articles of Association (conditional on Proposal 4)
- **Proposal 6** Approval of authority to issue up to 500 million shares (conditional on Proposal 1; pre-consolidation basis and adjustable after share consolidation in Proposal 4)
- **Proposal 7** Approval of authority to adjourn the AGM if necessary

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must go online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.

Here's how to order a copy of the proxy materials and select delivery preferences:

Current and future delivery requests can be submitted using the options below.

If you request an email copy, you will receive an email with a link to the current meeting materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials.

- **Internet** – Go to **www.envisionreports.com/TNMG**. Click Cast Your Vote or Request Materials.
- **Phone** – Call us free of charge at 1-866-641-4276.
- **Email** – Send an email to investorvote@computershare.com with "Proxy Materials TNL Mediagene" in the subject line. Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials.

  To facilitate timely delivery, all requests for a paper copy of proxy materials must be received by November 11, 2025.